5


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934 (the "Act")

                              IQUEST NETWORKS INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
          ------------------------------------------------------------
                         (Title of Class and Securities)

                                   46264V 10 5
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  July 3, 2002
          ------------------------------------------------------------
            (Date of Event which requires Filing of this Statement))


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     (   )     Rule  13d-1(b)

     (   )     Rule  13d-1(c)

     ( X )     Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

     EDWIN  MOLINA

--------------------------------------------------------------------------------

(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
     (a)  (  )
     (b)  (  )
     NOT  APPLICABLE
-
--------------------------------------------------------------------------------
(3)  SEC  USE  ONLY

-
--------------------------------------------------------------------------------
(4)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     UNITED  STATES

-
-------------------------------------------------------------------------------
                              (5)  SOLE  VOTING  POWER
     NUMBER  OF                    2,276,500  COMMON  SHARES
     SHARES
     BENEFICIALLY             --------------------------------------------------
     OWNED  BY
     EACH                     (6)  SHARED  VOTING  POWER
     REPORTING                     0
     PERSON                   --------------------------------------------------
                              (7)  SOLE  DISPOSITIVE  POWER
                                   2,276,500  COMMON  SHARES
                              --------------------------------------------------
                              (8)  SHARED  DISPOSITIVE  POWER
                                   0

--------------------------------------------------------------------------------
(9)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     2,276,500  COMMON  SHARES  (1)

--------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ( ) NOT APPLICABLE

--------------------------------------------------------------------------------
(11) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

     20.32%  (See  response  to  Item  4).

-
--------------------------------------------------------------------------------
(12) TYPE  OF  REPORTING  PERSON*

     IN

--------------------------------------------------------------------------------
     (1)  SEE  NOTE  1  OF  ITEM  4(A)  BELOW

Item 1(a).  Name  of  Issuer:

            IQUEST  NETWORKS  INC.

Item 1(b).  Address  of  Issuer's  Principal  Executive  Offices:

            70  Essex  Street
            Mystic,  Connecticut  06355

Item 2(a).  Name  of  Person  Filing:

            EDWIN  MOLINA

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:

            84  East  Shore  Road
            Groton  Long  Point,  Connecticut  06340

Item 2(c).  Citizenship

            United  States

Item 2(d).  Title  of  Class  of  Securities:

            Common  shares,  no  par  value

Item 2(e).  CUSIP  Number:

            46264V  10  5

Item 3.  If  this  statement  is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c),  check  whether  the  person  filing  is  a:

          (a)  [  ] Broker  or  dealer  registered under Section 15 of the Act;

          (b)  [  ] Bank  as  defined  in  Section  3(a)(6)  of  the  Act;

          (c)  [  ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d)  [  ] Investment  Company  registered  under  Section  8  of  the
                    Investment  Company  Act;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G); see Item 7,

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group,  in  accordance  with  Rule  13d-1(b)(1)(ii)(H).

                    NOT  APPLICABLE

Item 4.  Ownership.

          (a)  Amount  beneficially  owned:
               4,824,424  COMMON  SHARES  (1)

               The Reporting Person beneficially owns in the aggregate, 2,276,500 common shares of which 1,176,500 common shares are currently held and 1,100,000 common shares are issuable upon the exercise of share purchase warrants, such warrants being fully vested and exercisable as of the date of this filing.

               Each  common  share  entitles  the  holder to one vote per share.

          (b)  Percent  of  class:  20.32  %

          (c)  Number  of  shares  as  to  which  such  person  has:

               (i)  Sole  power  to  vote  or  to  direct  the  vote:
                    2,276,500  COMMON  SHARES

               (ii) Shared  power  to  vote  or  to  direct  the  vote:
                    0

               (iii) Sole  power  to  dispose  or to direct the disposition of:
                     2,276,500  COMMON  SHARES

               (iv) Shared  power  to  dispose  or to direct the disposition of:
                    0

Item 5.  Ownership  of  Five  Percent  or  Less  of  a  Class.

          Not  applicable

Item 6.  Ownership  of  More  than  Five  Percent  on  Behalf of Another Person.

          Not  applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not  applicable

Item 8.  Identification  and  Classification  of  Members  of  the  Group.

          Not  applicable

Item 9.  Notice  of  Dissolution  of  Group.

          Not  applicable

Item 10.  Certification.

          Not  applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 August 23, 2002
                                 ---------------

                                      DATE


          /s/  Edwin  Molina
          ------------------------------------------------------
          Signature